May 2021 Corporate Presentation Silence Therapeutics Exhibit 99.2

Forward-Looking Statements The information contained in this presentation is being supplied and communicated to you solely for your information and may not be reproduced, further distributed to any other person or published, in whole or in part, for any purpose. The distribution of this presentation in certain jurisdictions may be restricted by law, and persons into whose possession this presentation comes should inform themselves about, and observe, any such restrictions. Although reasonable care has been taken to ensure that the facts stated in this presentation are accurate and that the opinions expressed are fair and reasonable, the contents of this presentation have not been verified by Silence Therapeutics plc (the “Company”) or any other person. Accordingly no representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information and opinions contained in this presentation and no reliance should be placed on such information or opinions. None of the Company, or any of its respective members, directors, officers or employees nor any other person accepts any liability whatsoever for any loss howsoever arising from any use of such information or opinions or otherwise arising in connection with this presentation. No part of this presentation, or the fact of its distribution, should form the basis of or be relied upon in connection with any contract or commitment or investment decision whatsoever. This presentation does not form part of any offer of securities, or constitute a solicitation of any offer to purchase or subscribe for securities or an inducement to enter into any investment activity. Recipients of this presentation are not to construe its contents, or any prior or subsequent communications from or with the Company or its representatives as investment, legal or tax advice. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of any transaction. Further, the information in this presentation is not complete and may be changed. Recipients of this presentation should each make their own independent evaluation of the information and of the relevance and adequacy of the information in this document and should make such other investigations as they deem necessary. This presentation may contain forward-looking statements that reflect the Company’s current views and expectations regarding future events. In particular certain statements with regard to management’s strategic vision, aims and objectives, the conduct of clinical trials, the filing dates for product license applications and the anticipated launch of specified products in various markets, the Company’s ability to find partners for the development and commercialisation of its products as well as the terms for such partnerships, anticipated levels of demand for the Company’s products (including in development), the effect of competition, anticipated efficiencies, trends in results of operations, margins, the market and exchange rates, are all forward looking in nature. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Although not exhaustive, the following factors could cause actual results to differ materially from those the Company expects: difficulties inherent in the discovery and development of new products and the design and implementation of pre-clinical and clinical studies, trials and investigations, delays in and results from such studies, trials and investigations that are inconsistent with previous results and the Company’s expectations, the failure to obtain and maintain required regulatory approvals, product and pricing initiatives by the Company’s competitors, inability of the Company to market existing products effectively and the failure of the Company to agree beneficial terms with potential partners for any of its products or the failure of the Company’s existing partners to perform their obligations, the ability of the Company to obtain additional financing for its operations and the market conditions affecting the availability and terms of such financing, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions and the risks described in our most recent Admission Document. By participating in this presentation and/or accepting any copies hereof you agree to be bound by the foregoing restrictions and the other terms of this disclaimer.

# Poised for Transformation in 2021

## Major Clinical Data Readouts in Wholly Owned Programs Combined with Rapid Discovery Pipeline Growth

| | |
|---|---|
| **Pioneers in RNAi** | • Two decades of know-how combined with robust and growing IP estate<br>• Global footprint – R&D in Berlin, headquarters in London and NYC office |
| **Rapidly Advance Clinical Programs** | • Positive topline healthy volunteer data in SLN124 program for iron-loading anemia conditions<br>• On-track to deliver patient data in two wholly owned programs this year<br>  • SLN360 targeting high and prevalent unmet need in cardiovascular disease due to high lipoprotein(a)<br>  • SLN124 targeting high unmet need in thalassemia and myelodysplastic syndrome |
| **Clinically Validated mRNAi GOLD Platform** | • Clinical data demonstrated safety, robust gene knockdown and long duration of action<br>• Anticipate 2-3 INDs per year starting in 2023 (wholly owned and partnered programs)<br>• Significant opportunity to address disease causing targets in the liver |
| **Strong Financial Position** | • Cash runway beyond key data milestones for both SLN360 and SLN124 clinical programs<br>• AIM and Nasdaq listed (SLN) - market cap ~£535m /~$755m* |

* Market Capitalization as of May 18, 2021

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Market Capitalization as of May 18, 2021 Pipeline programs = company disclosed partnered and wholly owned programs discovery phase – marketed We believe the Path to Value Creation is Clear $Billion Highest phase: Commercial 31+ pipeline programs, 4 in registration/commercial, 7 in the clinic, 9+ wholly owned Highest phase: Ph2 13 pipeline programs, 8 in the clinic, 7 wholly owned Highest phase: Ph3 20 pipeline programs, 3 in the clinic, 2 wholly owned Highest phase: Ph1 6+ pipeline programs, 2 in the clinic, 3+ wholly owned Market capitalization of established RNAi companies

# Executive Leadership Team with Deep Sector Experience



## Mark Rothera
**President and CEO**

- 30+ years of experience in the biopharmaceutical industry
- Former President & CEO of Orchard Therapeutics and CCO of PTC Therapeutics
- Drove the transition of multiple emerging biotech companies from R&D stage to commercialization



## Giles Campion
**EVP, Head of R&D and CMO**

- 30+ years of experience in the biopharmaceutical industry
- Former CMO and SVP R&D at Prosensa, playing a major role in their Nasdaq IPO and subsequent sale to Biomarin for $680m
- Most recently CMO at Albumedix and held senior R&D roles at GE Healthcare, Novartis and SmithKline Beecham prior
- Medical degree and doctorate from Bristol University



## Craig Tooman
**Chief Financial Officer**

- 30+ years of experience in the biopharmaceutical industry
- Over a decade of experience as public company CFO
- Proven track record raising capital and leading M&A deals



## Dr. Barbara Ruskin
**SVP, General Counsel and CPO**

- 25+ years of global experience in life science IP and corporate law
- Former Partner at Ropes and Gray, associate at Fish & Neave, and SVP GC / CPO at biopharma companies
- Managed general legal and IP matters related to financing and regulatory, BD, licensing and patent portfolio management



## Dr. Marie Wikström Lindholm
**SVP, Molecular Design**

- 13+ years' experience with oligonucleotide therapeutics
- Former Expert Scientist in Discovery Technology and Head of Targeted Delivery at Santaris Pharma / Roche
- Authored 60+ patent applications and peer-reviewed scientific publications



## Jorgen Wittendorff
**SVP, Head of Manufacturing**

- 25+ years experience in pharmaceutical development
- Extensive experience in complex manufacturing and regulatory compliance (FDA, EMA, and PMDA)

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siRNA Can Inhibit Expression of Disease-Associated Genes HEALTHY DISEASE nucleus cytoplasm DNA Genes encode messages for all features in the body In certain diseases the DNA is mutated or abnormally expressed mRNA is then made into proteins. Proteins are responsible for most functions in the body The information in DNA is transcribed into messenger RNA (mRNA) Abnormal DNA message is carried into resulting mRNA In some cases mutations instruct the cell to produce too much protein or the protein made does not work mRNA protein

siRNA Can Precisely Target and Silence Disease-Associated Genes Mutated DNA mRNA is degraded and gene is “silenced” Reduction in disease- causing protein Target-specific short interfering RNA (siRNA) binds to the mRNA mRNA Natural Harnesses natural cellular mechanisms present in every cell in the human body Durable Long-lasting gene knockdown possible for > 2 months following a single injection Precise siRNA designed to bind only to target sequence

Our Toolbox Considers all Elements of siRNA and Ligand Design siRNA molecule GalNAc Ligand (delivery tool) siRNA matched to target gene Silence has developed chemical modifications patterns that enhance stability and improve activity Silence has developed proprietary linkers, enabling the attachment of targeting ligands to the siRNA molecule GalNAc ligand delivers molecule to specific liver tissues/cells Highly targeted to liver Linker Continuous Fine-Tuning to Further Improve Performance

Platform Approach: Precision-Engineered Therapies High-quality discovery programs Improves molecular design Maximizes efficacy Minimizes off-target effects Stabilizes molecules Ensures ease of manufacturing Robust and growing IP estate GalNAc OLigonucleotide Discovery Platform

# We Believe the Opportunity for our mRNAi GOLD™ Platform is Substantial

## Existing RNAi programs have only scratched the surface of the liver target space

**Only ~1% of genes expressed in the liver have been targeted by publicly known siRNAs**



**Opportunity to identify new siRNAs targeting many of the remaining 99% (~14,000) of liver-expressed genes**

Source: Human Protein Atlas, GlobalData

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Our Pipeline Targets

Maximizing Output through the Silence Platform High-quality target identification using translational genomics Lower attrition rates in discovery enabled by machine learning GalNAc strategic partnerships to enhance pipeline opportunities (e.g. target selection)

Early-stage GalNAc-conjugated RNAi Programs Have a Much Greater Likelihood of Approval vs. Industry Average Phase success is defined as the movement of the program to the next phase, not an evaluation of whether endpoints were met. GalNAc-conjugated RNAi includes both GalNAc-conjugated siRNA and GalNAc-conjugated ASO GalNAc-conjugated RNAi Pharma industry average (excluding GalNAc-conjugated RNAi) Likelihood of Approval from Current Phase: GalNAc RNAi vs. others Source: Pharmapremia, Informa Pharma Custom Intelligence analysis

SLN360 for Cardiovascular Disease Due to High Lp(a)

SLN360 Targets Lipoprotein(a) or Lp(a): an Independent Risk Factor for Cardiovascular Disease

Lp(a) levels are genetically determined

Recognized as a major untreated risk factor in cardiovascular disease

Lp(a) levels are not significantly modifiable through lifestyle changes or approved medicines

Large population worldwide with up to 10% with >90mg/dL[1] (2-3x increased heart attack risk)[2]

Targeting Lp(a) with SLN360 has the potential to address major unmet needs in cardiovascular disease

[1] Varvel et al. Arterioscler Thromb Vasc Biol. 2016;36:2239, Tsimikas et al. Atherosclerosis. 2020;300:1 [2] Kamstrup et al. Circulation. 2008;117:176, Kamstrup et al. JAMA. 2009;301(22):2331

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Cardiovascular Event Risk Significantly Increases with High Lp(a)

Substantial Risk of CV Event at Lp(a) ~90 mg/dL

Event	Increased Risk
Heart Attack[1]	2 - 3x
Aortic Stenosis[2]	2 - 3x
Heart Failure[3]	1.6 - 1.8x
Ischemic Stroke[4]	1.2 - 1.6x
Mortality[5] (all cause/CV)	1.2 - 1.7x

780 Million Worldwide with >90 mg/dL Lp(a)

Lp(a) level:	>50 mg/dL	>90 mg/dL
Prevalence[6]	~20%	~10%
USA	66m	33m
EU	103m	51m
Globally	1,560m	780m

Populations: USA 328.2 million, EU 513.5 million (incl. UK), Global 7,800 million

[1] Kamstrup et al. Circulation. 2008;117:176, Kamstrup et al. JAMA. 2009;301(22):2331, [2] Kamstrup et al. J Am Coll Cardiol. 2014;63(5):470, [3] Kamstrup et al. JACC Heart Fail. 2016;4(1):78, [4] Langsted et al. J Am Coll Cardiol. 2019;74(1):54, [5] Langsted et al. Eur Heart J. 2019;40(33):2760, Arsenault et al. JAMA Netw Open. 2020;3(2):e200129, [6] Varvel et al Arterioscler Thromb Vasc Biol. 2016;36:2239, Tsimikas et al. Atherosclerosis. 2020;300:1, Nordestgaard et al. Eur Heart J. 2010;31:2844

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# Lp(a)-lowering Drugs Present a Similar Opportunity to Cholesterol -lowering Drugs, Which Had Sales of >$30B at Peak

## High Cholesterol vs High Lp(a) in Cardiovascular Disease

**High Cholesterol is a Modifiable Risk Factor**

**High Lp(a) is a Genetic Risk Factor**

- Some patients require cholesterol lowering treatment: Lifestyle changes can have a positive impact
- Most patients will require Lp(a) lowering treatment: Lifestyle changes have no effect on Lp(a) levels

## Similar Medically Treated Population

Patients with High Total Cholesterol vs. High Lp(a)

US + EU5 Markets

**High Total Cholesterol**[1]
US ≥ 200 mg/dL
EU5 ≥ 190 mg/dL

**High Lp(a)**[2]
≥ 50 mg/dL
(no indicated treatments)



136M
103M
132M
Estimated medically treated
Lifestyle changes

## Blockbuster Potential

Sales of Cholesterol-Lowering Drugs Peaked at >$30B[3,4]

| Lipitor® (atorvastatin) | Crestor® (rosuvastatin) | Zocor® (simvastatin) |
|---|---|---|
| **$12.9B** peak sales | **$7.0B** peak sales | **$5.2B** peak sales |

[1] Datamonitor Healthcare | Informa 2018, [2] Varvel et al Arterioscler Thromb Vasc Biol. 2016;36:2239, Tsimikas et al. Atherosclerosis 2020;300:1, Nordestgaard et al. Eur Heart J. 2010;31:2844,
[3] Biomedtracker, Internal Analysis; [4] Kidd, J., Nat Rev Drug Discov. 2006;5(10):813

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SLN360 demonstrated ideal profile in NHP model Efficacy: Robust Lp(a) knockdown observed after first dose (>90%) Durability: Sustained reduction of Lp(a) serum levels (>90%) for duration of study Safety: <1% exposure outside liver with no detected off target effects Serum Lp(a) reduction SLN360 Demonstrated Sustained and Deep Lp(a) Knockdown in Non-Human Primate Model

SLN360 Phase 1 Program Overview PD: Pharmacodynamics; PK: Pharmacokinetics Now enrolling – Data from single- ascending dose portion expected in H2 2021

SLN124 for Iron-Loading Anemia Conditions

# SLN124: Addressing a Major Unmet Need in Thalassemia and Myelodysplastic Syndrome (MDS)

## MYELODYSPLASTIC SYNDROME (MDS)

**Prevalence[1]:** ~160,000 pts
(US+EU5)

**Onset:** Later in life (60+)

☑ Orphan Drug Designation

- Group of rare malignant blood disorders that impact older patients
- Low quality of life and poor response to current therapies
- Burdens include severe anemia, transfusion dependence, toxic iron overload
- Progression to acute myeloid leukemia (30% of MDS patients)

## THALASSEMIA

**Prevalence[2]:** ~35,000 pts
(US+EU5) TDT and NTDT

**Onset:** **TDT:** early childhood
**NTDT:** teens or later

☑ Orphan Drug Designation

☑ Rare Pediatric Disease Designation

- A rare genetic blood disorder that affects children and adults
- The majority are dependent on regular blood transfusions (TDT), while others are transfused less frequently (NTDT)
- Severe limitations and low quality of life with current treatments
- Opportunity to improve quality of life by reducing the frequency of blood transfusions
- Burdens include severe anemia, transfusion dependence, toxic iron overload

[1] Internal analysis; [2] Kattamis et.al, Eur J Haematol. 2020;105:692 ; TDT: transfusion-dependent thalassemia; NTDT: non- transfusion-dependent thalassemia

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SLN124 Aims to Reduce Anemia and the Need for Blood Transfusions and Iron Chelation Therapies SLN124 is Designed to Restore Endogenous Hepcidin and Normalize Iron Levels Study performed in a rodent model for beta thalassemia (Hbbth3/+); *** p≤0.001

SLN124 Phase 1 Healthy Volunteer Study Design PD: Pharmacodynamics; PK: Pharmacokinetics

Strong Positive Results from SLN124 Healthy Volunteer Study First clinical data from mRNAi GOLD™ platform Demonstrates proof of mechanism for SLN124 All 3 dose levels of SLN124 were safe and generally well-tolerated No serious or severe treatment emergent adverse events (TEAEs) or TEAEs leading to withdrawal Majority of TEAEs were mild, including transient injection site reactions which resolved without intervention SLN124 increased average hepcidin up to ~4-fold after a single dose with effect sustained for at least 2 months SLN124 reduced serum iron by ~50% after a single dose with effect sustained for at least 2 months

SLN124 Increased Average Hepcidin up to ~4-Fold After a Single Dose with Effect Sustained for ≥ 2 Months n=6 healthy volunteers in each treatment group

SLN124 Reduced Serum Iron by ~50% After a Single Dose with Effect Sustained for ≥ 2 Months n=6 healthy volunteers in each treatment group

SLN124 Phase 1 Study in Adult Thalassemia and MDS MDS: myelodysplastic syndrome; PD: Pharmacodynamics; PK: Pharmacokinetics; VL/LR-MDS: very low- and low-risk MDS Now enrolling - Data expected in H2 2021

Note: all programs are at potential risk of delay due to COVID-19 = data milestone Major Potential Value Creating Milestones in 2021 = positive data reported

Partnership Programs Further Expand Pipeline and Provide Up to $6 Billion in Potential Milestones Plus Royalties Signed major deal to discover, develop and commercialize siRNA therapeutics for cardiovascular, renal, metabolic and respiratory diseases in March 2020 Upfront cash payment of $60 million and an equity investment of $20 million1 Up to $4 billion in potential milestones plus tiered royalties for a total of 10 targets AZN to cover preclinical, CMC, clinical development and commercialization costs Commenced technology evaluation to explore the potential of using our platform to generate siRNA molecules against a novel, undisclosed target in January 2020 1 Of the $60m, $20m was paid in May 2020 and a further $40m is unconditionally payable in H1 2021.

Tap into the huge opportunity to silence genes outside of the liver FUTURE PRESENT Developing a New Extra-Hepatic siRNA Delivery Platform

Financial Highlights *includes £37.4m at 12/31/20, plus £30.8m capital raise in Feb’21 and £29.3m due from AstraZeneca in H1’21

# Poised for Transformation in 2021

## Major Clinical Data Readouts in Wholly Owned Programs Combined with Rapid Discovery Pipeline Growth

| | |
|---|---|
| **Pioneers in RNAi** | • Two decades of know-how combined with robust and growing IP estate<br>• Global footprint – R&D in Berlin, headquarters in London and NYC office |
| **Rapidly Advance Clinical Programs** | • Positive topline healthy volunteer data in SLN124 program for iron-loading anemia conditions<br>• On-track to deliver patient data in two wholly owned programs this year<br>  • SLN360 targeting high and prevalent unmet need in cardiovascular disease due to high lipoprotein(a)<br>  • SLN124 targeting high unmet need in thalassemia and myelodysplastic syndrome |
| **Clinically Validated mRNAi GOLD Platform** | • Clinical data demonstrated safety, robust gene knockdown and long duration of action<br>• Anticipate 2-3 INDs per year starting in 2023 (wholly owned and partnered programs)<br>• Significant opportunity to address disease causing targets in the liver |
| **Strong Financial Position** | • Cash runway beyond key data milestones for both SLN360 and SLN124 clinical programs<br>• AIM and Nasdaq listed (SLN) - market cap ~£535m /~$755m* |

* Market Capitalization as of May 18, 2021

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